Exhibit 99.37

TSX:	JE-T

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports First Quarter Results —

-	Ahead of 5% Published Growth Target

-	227,000 gross and 44,000 net customer additions. Customer base up 9%

from a year prior

-	Gross margin up 14% per share

-	Administrative costs down 5% per share

-	Adjusted EBITDA up 23% per share

TORONTO, ONTARIO — August 11, 2011 —

Highlights for the three months ended June 30, 2011 included:

•	Gross customer additions through marketing of 227,000 and net additions of 44,000 compared to 232,000 and 73,000 in the fourth quarter and 261,000 and 116,000 in first quarter of fiscal 2011.

•	Just Energy exited the quarter with 3.4 million customers, up 9% from a year earlier.

•	National Home Services installed base up 50% year over year to 131,600 with gross margin up 120% to $6.2 million.

•	Gross margin of $94.3 million, up 17% (14% per share).

•	Administrative costs down despite the 9% increase in customer base.

•	Adjusted EBITDA of $37.4 million, up 26% (23% per share) reflecting earnings before growth marketing expenditures.

•	Base EBITDA of $29.9 million, up 36% (34% per share) reflecting earnings after all marketing.

•

Payout ratio on Adjusted EBITDA was 116% for the quarter, versus 142% for the three months ended June 30, 2010.First quarter results exceed published guidance of 5% growth in gross margin and adjusted EBITDA.

Just Energy First Quarter Fiscal 2012 Results

Just Energy Group Inc. announced its results for the three months ended June 30, 2011.

Just Energy is a TSX listed corporation and it reports in the attached Management’s Discussion and Analysis, a detailed review of its operating results as measured by gross margin, Adjusted EBITDA and Base EBITDA. Just Energy also reports the profit for the period but Management believes that the inclusion of non-cash mark to market on future supply positions makes this measure less valuable in measuring performance as this future supply has been sold at fixed prices.

Three months ended June 30, ($ millions except per unit and customers)	F2012	Per share	F2011		Per unit
Sales	$626.2	$4.46	$609.7		$4.44
Gross margin	94.3	0.67	80.4		0.59
General and administrative	28.3	0.20	28.8		0.21
Financing costs	13.8	0.10	9.9	[1]	0.07
Profit	51.1	0.36	270.8		1.97
Adjusted EBITDA	37.4	0.27	29.7		0.22
Base EBITDA	29.9	0.21	21.8		0.16
Dividends/distributions	43.6	0.31	42.1		0.31
Payout ratio — Adjusted EBITDA	116%		142%
Long Term Customers	3,358,000		3,069,000

1Excludes distributions paid to holders of exchangeable shares prior to Conversion included as finance costs under IFRS.

The first quarter of fiscal 2012 displayed positive impacts in several areas from Just Energy’s diversification efforts over the last two years. First, the Hudson acquisition allowed expansion of Just Energy’s presence in the commercial gas and electricity markets. This commercial expansion has allowed the Company to match and exceed its past customer growth. Higher customer additions have allowed Just Energy to offset a difficult price environment and resultant weak renewals, maintaining its gross margin and EBITDA.

A second diversification was the move into green commodity supply through the JustGreen and, now, JustClean programs. Over the past 12-months, green takeup was 32% for new residential customers, who purchased an average of 91% green supply. Our overall green book is now 9% of the Company’s natural gas needs (up from 3% a year ago) and 10% for electricity (up from 6%). The Green products are popular with residential customers strengthening long-term margins, building a stronger customer relationship and allowing employees to be proud of their contribution to a cleaner environment.

National Home Services water heater rental and sales operation has been a success with installations growing 50% from 88,000 units to 131,600 year over year. Margin from this business was up 120% year over year.

The Momentis network marketing channel is now seeing encouraging results. Network marketing does not overlap traditional sales channels and tends to generate sales to customers who would not otherwise buy from a door-to-door salesperson.

These expansions were seen both in continued marketing success in the first quarter and operating results which currently exceed published growth targets for the year. Management has set targets of 5% per share growth for both gross margin and Adjusted EBITDA for fiscal 2012.

In the first quarter, gross margin was $94.3 million up 14% per share year over year. Administrative costs have been kept under tight control and are beginning to show the impact of the decreased cost to serve commercial customers declining 5% per share to $28.3 million despite a 9% growth in customer base. Higher margins and lower operating costs resulted in growth in Adjusted EBITDA to $37.4 million, up 23% per share.

Other aspects of operations such as bad debt were also well under control. Losses were 2.8% on the 40% of our sales where we bear this risk, unchanged from a year earlier. Attrition rates were in line with management’s expectations and down significantly from the first quarter of fiscal 2011. U.S. natural gas attrition (the market most affected by the housing crisis) was down to 21% from 28% over the past year.

Renewal rates were soft, averaging under 70%. The current stable low commodity price environment is the worst for Just Energy’s core products however the Company has focused on renewals by giving the customer a range of options including Blend and Extend pricing and our new JustClean products.

The Terra Grain ethanol plant has seen better pricing and improved operating results with positive margin for the quarter.

The 227,000 customers added were a continuation of the positive results we have seen since the Hudson acquisition. As can be seen in the chart below, both gross and net additions continue far above historical levels and the reason is commercial additions.

Commercial additions made up 148,000 of the 227,000 quarterly additions. These customers have lower annual margins but their aggregation cost and annual customer service costs are commensurately lower as well. Overall, as can be seen below, the Just Energy customer base is up 9% year over year. This is entirely growth through marketing with no acquired customers in the total.

	April 1, 2011	Additions	Attrition	Failed to renew	June 30, 2011	June 30, 2010
Natural gas
Canada	656,000	15,000	(15,000)	(21,000)	635,000	709,000	(10%)
United States	574,000	27,000	(29,000)	(5,000)	567,000	564,000	1%

Total gas	1,230,000	42,000	(44,000)	(26,000)	1,202,000	1,273,000	(6%)

Electricity
Canada	736,000	19,000	(20,000)	(31,000)	704,000	757,000	(7%)
United States	1,348,000	166,000	(42,000)	(20,000)	1,452,000	1,039,000	40%

Total electricity	2,084,000	185,000	(62,000)	(51,000)	2,156,000	1,796,000	20%

Combined	3,314,000	227,000	(106,000)	(77,000)	3,358,000	3,069,000	9%

Company management is maintaining the current guidance of 5% per share growth for the year for both gross margin and Adjusted EBITDA. While operating results are far ahead of that level to date, the first quarter seasonally is the lowest quarter for sales and gross margin. The comparable quarter in fiscal 2011 reflected the impact of a record warm winter with resultant weak operating results. Further, the adverse impact of the decline of the U.S. dollar versus the Canadian dollar during and subsequent to the quarter provide grounds for caution in any forecast. Management intends to update on targets as the year progresses.

Dividends were $0.31 per share, equal to unit distributions paid in the prior comparable quarter. Payout ratio on Adjusted EBITDA was 116% down from 142% a year ago in what is seasonally the weakest quarter of the year. Management’s expectation is that the payout ratio will be below 100% for fiscal 2012 and allow us to comfortably pay out interest, income tax and dividends.

Executive Chair Rebecca MacDonald stated, “I am very pleased with the double digit growth seen in our operating results for the first quarter. Just Energy has been and remains a growth company. While there are always uncertainties at the end of the first quarter, we are off to a solid start in meeting our expectations.”

CEO Ken Hartwick added, “We have had a two year plan to diversify our business while remaining within the deregulated energy sector. The success of the plan can be seen in this quarter where our commercial expansion has bolstered our Energy Marketing segment. Our success with National Home Services and our Green Products have also given us new sources of revenue moving forward.”

“At the same time, management has focused on controlling costs both in the administration of our business and through bad debt where we are exposed. Controlling costs has helped us deliver results even during a period which, for Just Energy, is one of slower growth.”

“We plan to continue to review other opportunities for diversification and intend to maintain Just Energy as a unique income/growth vehicle moving forward. I want to thank our team for their efforts this quarter.”

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the matched term price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business.

JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the green products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

Forward-Looking Statements

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, administrative expenses, Base EBITDA, adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividends are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206